SEC FILE NUMBER
001-34885

CUSIP NUMBER
03236M101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	☒	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐

	Form 10-D	☐	Form N-SAR	☐	Form N-CSR	☐

For the Period Ended:   December 31, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMYRIS, INC.
Full Name of Registrant

Former Name if Applicable

5885 Hollis Street, Suite 100
Address of Principal Executive Office ( Street and Number )

Emeryville, California 94608
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Amyris, Inc. (the “Company”) expects to file the subject Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) on or before the fifteenth calendar day following the Form 10-K's due date. The Form 10-K could not be filed without unreasonable effort or expense by the date required because the Company is continuing to assess, compile and obtain information relating to certain recent and in-process transactions and arrangements impacting the Company’s cash flows and liquidity for the coming year and is finalizing related analyses and disclosures in the Form 10-K.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 21E of the Exchange Act. The word “expects” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the Company's estimated timing for the filing of the Form 10-K and expectations regarding transactions and additional funding. Risks, uncertainties and assumptions that could affect the Company's forward-looking statements include, among other things, the Company's ability to complete potential transactions and the time needed for the Company to finalize and file its Form 10-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Raffi Asadorian	(510)	450-0761
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).    Yes ☒      No   ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?    Yes ☒      No   ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment 1.

Amyris, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2015

	By	/s/ Raffi Asadorian
Raffi Asadorian
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Amyris, Inc.

Attachment 1 to Form 12b-25

The Company's aggregate revenues for the year ended December 31, 2014 were $43.3 million versus $41.1 million in the prior year. The improvement in revenue was due to increased revenues from product sales, offset by a decrease in grants and collaborations revenue. Product sales increased by $7.6 million to $23.4 million in 2014 as compared to the prior year resulting primarily from the sales of a flavors and fragrances product of $7.9 million. Grants and collaborations revenue decreased by $5.5 million to $19.8 million in 2014 compared to the prior year primarily due to the decline in government grants by $4.9 million

The Company's cost of products sold decreased by $5.1 million to $33.2 million in 2014 as compared to the prior year. The decrease was mainly due to lower cost of production and a decline in inventory provisions as a result of higher production volumes and overall manufacturing cost reduction efforts.

The Company's loss on purchase commitments and write-off of property, plant and equipment decreased by $7.6 million to $1.8 million in 2014 as compared to the prior year. The decrease was mainly due to a charge related to the termination and settlement of our agreement with Tate & Lyle Ingredients Americas, Inc. (or Tate & Lyle), one of our contract manufacturers, in 2013.

The Company's loss on impairment of intangible assets of $3.0 million was a result of the impairment of in-process research and development assets related to the 2011 acquisition of Draths Corporation (or Draths).

The Company's total research & development and sales, general & administrative expenses declined by $8.0 million to $105.1 million in 2014 compared to the prior year, primarily as a result of our overall cost reduction efforts and lower spending to manage our operating costs.

The Company's total other income increased by approximately $221.5 million to $105.4 million in 2014 as compared to the prior year. The increase was primarily attributable to the change in fair value of derivative instruments of $228.9 million, attributed to the compound embedded derivative liabilities associated with our senior secured convertible promissory notes and the change in fair value of our interest rate swap derivative liability. The change was driven by fluctuation of various inputs used in the valuation models from one reporting period to another, such as stock price, credit risk rate and estimated stock volatility. The 2014 GAAP net income attributable to common stockholders was $2.3 million ($0.03 per share on a basic basis) compared to a loss of $235.1 million ($3.12 per share on a basic basis) in the prior year.

The Company's balance of cash, cash equivalents and marketable securities at the end of the fourth quarter of 2014 was $43.4 million.